Exhibit (h)(6)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

GUINNESS ATKINSON FUNDS

AGREEMENT, dated as of December 1, 2023, by and between GUINNESS ATKINSON FUNDS (the “Trust”), on behalf of its series as listed on Schedule A to this Agreement (each, a “Fund”), and GUINNESS ATKINSON ASSET MANAGEMENT, INC. (the “Adviser”).

W I T N E S S E T H

WHEREAS, the Trust is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended; and

WHEREAS, the Adviser is an investment adviser under the Investment Advisers Act of 1940, as amended, and engages in the business of acting as an investment adviser; and

WHEREAS, the Adviser provides investment advisory services to the Funds pursuant to investment advisory agreements;

NOW, THEREFORE, the parties agree as follows:

1.	The Adviser agrees to waive or reimburse, with respect to each class of shares, ordinary fund operating expenses so as to limit each Fund’s ordinary fund operating expenses as shown on Schedule A. For avoidance of doubt, “ordinary fund operating expenses” means total annual fund operating expenses excluding: interest, taxes, acquired fund fees and expenses (as defined in Form N-1A), fees and expenses related to services for reclamation or collection of foreign taxes withheld, dividends on short positions (if any), investment-related costs (such as brokerage commissions and fees paid in association with a securities lending program), and extraordinary expenses (including litigation expenses relating to the Funds, or officers or Trustees).

2.	This Agreement shall be effective for the period shown on Schedule A and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and the Adviser. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Adviser and the Trust.

3.	To the extent that the Adviser has waived all of part of its fees and/or reimbursed any of a Fund’s expenses so as not to exceed the Fund’s expense limitations, the Adviser may seek from the Fund repayment of such amounts for up to three years after the year in which the Adviser waived any such fees and/or reimbursed any such expenses. A Fund will make no such repayment, however, if during the year in which the Adviser seeks such repayment, total annual Fund operating expenses exceed the expense limits in effect at the time the Adviser seeks such repayment.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names on their behalf by the undersigned, thereunto duly authorized, all as of the day and year first above written.

GUINNESS ATKINSON FUNDS	GUINNESS ATKINSON ASSET MANAGEMENT, INC.

By:	By:

Title:	Title:

Amended and Restated Schedule A to the

Amended and Restated Expense Limitation Agreement between

Guinness Atkinson Funds and Guinness Atkinson Asset Management, Inc.

May 5, 2025

The Adviser has agreed to limit the total annual fund expenses of the following Funds, expressed as a percentage of each Fund’s average daily net assets, for the periods indicated.

Fund	Annual Expense Limitation	Expiration Date* (3- Years)
Alternative Energy Fund	1.10%	June 30, 2028
Asia Focus Fund	1.98%	June 30, 2028
China & Hong Kong Fund	1.98%	June 30, 2028
Global Energy Fund	1.45%	June 30, 2028
Global Innovators Fund - Investor	1.24%	June 30, 2028
Global Innovators Fund - Institutional	0.99%	June 30, 2028

GUINNESS ATKINSON FUNDS		GUINNESS ATKINSON ASSET MANAGEMENT, INC.

By:	/s/ Jim Atkinson	By:	/s/ Jim Atkinson
Title:	President	Title:	CEO

*	Amounts limited in the current year must be recouped by the end of the designated fiscal year.